SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

FITCH AFFIRMS PETROBRAS AT 'BBB' AND 'AAA(BRA)'; OUTLOOK STABLE

Fitch Ratings-Buenos Aires-06 April 2011: Fitch Affirms Petrobras at 'BBB' and 'AAA(bra)'; Outlook Stable

Fitch Ratings has affirmed the foreign currency issuer Default Ratings (IDRs) and outstanding debt ratings for Petroleo Brasileiro S.A. (Petrobras) and subsidiaries as follows:

Petrobras

--Foreign currency IDR at 'BBB'
--International debt issuance at 'BBB'
--National long term rating at 'AAA (bra)'

Petrobras International Finance Company (PIFCO)
--International debt issuance at 'BBB'

Petrobras Argentina
--Guaranteed notes at 'BBB'.

These rating actions follow Fitch's recent upgrade of Brazil's long-term foreign and local currency IDRs to `BBB 'from `BBB-' this Monday.

In conjunction with these rating actions, Fitch has downgraded the local currency IDR of Petrobras to 'BBB' from 'BBB+'. This rating action incorporates higher expected leverage following the extensive capital expenditure program and the rising challenges of the pre-salt projects. This rating action also reflects the increasing linkage between Petrobras' ratings and that of the federal government of Brazil.

The Rating Outlook is Stable.

Below is a detail of Fitch's rating actions on these companies' debt instruments:

Petrobras and PIFCO:

--Senior unsecured notes US$1.4345 billion due 2011 at 'BBB';
--Senior unsecured notes US$750 million due 2013 at 'BBB';
--Senior unsecured notes US$600 million due 2014 at 'BBB';
--Senior unsecured US$500 million notes due 2016 at 'BBB';
--Senior unsecured US$399 million notes due 2016 at 'BBB';
--Senior unsecured JPY35 billion notes due 2016 at 'BBB';
--Senior unsecured US$1.75 billion notes due 2018 at 'BBB';
--Senior unsecured US$750 million notes due 2018 at 'BBB';
--Senior unsecured US$2.75 billion notes due 2019 at 'BBB''
--Senior unsecured US$2.5 billion notes due 2020 at 'BBB';
--Senior unsecured US$1.5 billion notes due 2040 at 'BBB';
--Senior unsecured US$2.5 billion notes due 2016 at 'BBB';
--Senior unsecured US$2.5 billion notes due 2021 at 'BBB';
--Senior unsecured US$1 billion notes due 2041 at 'BBB';
--Second issuance of debentures for USD750 million due 2012 at 'AAA(bra)'.

Petrobras Argentina S.A.:

--Guaranteed USD300 million notes due 2017 at 'BBB'.

Contact:

Primary Analysts
Ana Paula Ares
Senior Director
+5411 5235 8121
Fitch Argentina Calificadora de Riesgo S.A., Sarmiento 663, 7C1041AAM, Buenos Aires

Secondary Analyst
Lucas Aristrizabal
Director
+1-312-368-3260

Committee Chairman
Daniel Kastholm
Managing Director
+1-312-368-2070

Media Relations: Brian Bertsch, New York, Tel: +1 212-908-0549, Email: brian.bertsch@fitchratings.com.

Additional information is available at 'www.fitchratings.com'

Applicable Criteria and Related Research:
--Corporate Rating Methodology (Aug. 13, 2010);
--'Parent and Subsidiary Rating Linkage Fitch's Approach to Rating Entities within a Corporate Group Structure' (July 14, 2010).

Applicable Criteria and Related Research:
Corporate Rating Methodology
http://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=546646 Parent and Subsidiary Rating Linkage Criteria Report http://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=534826

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY'S PUBLIC WEBSITE 'WWW.FITCHRATINGS.COM'. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH'S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE 'CODE OF CONDUCT' SECTION OF THIS SITE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.